June 27, 2019
Trust for Professional Managers
615 East Michigan Street
Milwaukee, WI 53202
Ladies and Gentlemen:
We consent to the incorporation by reference in this Registration Statement of our opinion dated April 27, 2006 regarding the sale of shares of the Snow Capital Long/Short Opportunity Fund (formerly, the Snow Capital Opportunity Fund) and our opinion dated November 5, 2010 regarding the sale of Class A, Class C and Institutional Class shares of the Snow Capital Small Cap Value Fund, each a series of Trust for Professional Managers. In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.